February 9, 2009

Via EDGAR

Mr. Kevin Rupert

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Responses to Comments on the Preliminary Proxy Statement on Schedule 14A of Forum Funds (Jordan Opportunity Fund); File No. 811-03023

Dear Mr. Rupert:

Forum Funds (the “Registrant”) filed a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on January 13, 2009 (accession number 0000898432-09-000035) regarding the Jordan Opportunity Fund (the “Target Fund”), a series of the Registrant, to solicit shareholder approval of a proposed reorganization of the Target Fund into the Jordan Opportunity Fund (the “Acquiring Fund”), a series of Professionally Managed Portfolios (“PMP) (the “Reorganization”).

Following below is a summary of the comments provided via telephone on Thursday, January 22, 2009 by the SEC staff (the “Staff”) on the filing and the Registrant’s responses to the comments. Defined terms used below have the same meanings as in the Proxy Statement.

The changes to the Proxy Statement as described below are reflected in a Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 9, 2009.

GENERAL

1.     COMMENT: Please explain supplementally the appropriateness of filing a Schedule 14A, instead of a Form N-14, to solicit shareholder approval of the Reorganization by shareholders of the Target Fund.

RESPONSE: The Staff has previously approved the use of a Schedule 14A proxy statement rather than a Form N-14 combined proxy and registration statement in the context of fund reorganizations where, as in Target Fund’s Reorganization, the investment objectives, policies, and the investment management team will not change as a result of the reorganization and the reorganization has no material impact on the economic interests of the shareholders. See, e.g. CIGNA Aggressive Growth Fund, Inc., SEC No-Action Letter (pub. avail. February 15, 1985); Securities Act Release No. 5463 (February 28, 1974) (Illustration II(b)). We note, however, there is one difference in the investment limitations between the Target Fund and the Acquiring Fund in response to the Staff’s comment discussed in Comment 5 below. The Acquiring Fund also notes that the Proxy Statement contains much of the disclosure required by Form N-14.

2.     COMMENT: Please advise the Staff of the status of the Acquiring Fund’s registration statement.

RESPONSE: PMP has filed a registration statement for the Acquiring Fund on January 22, 2009 (SEC Accession No. 0000894189-09-000132).

3.     COMMENT: Please represent supplementally that the Acquiring Fund will adopt the financial statements and performance history of the Target Fund.

RESPONSE: The Acquiring Fund will adopt the financial statements and performance history of the Target Fund. In addition, the Acquiring Fund has revised the relevant Proxy Statement disclosure.

Q&A: QUESTIONS AND ANSWERS

4.     COMMENT: In the question titled “What should I know about the Acquiring Fund” on page 5, please revise the statement in the fourth sentence to clarify that the Acquiring Fund will have the same “gross” total annual operating expenses as the Target Fund.

RESPONSE: The Acquiring Fund has revised the relevant disclosure.

PROXY STATEMENT

5.     COMMENT: Please consider (a) whether the Fund’s fundamental limitation on concentration is necessary or appropriate in light of the Fund’s policy not to invest more than 25% of the Fund’s total assets in issuers conducting their principal business activities in the same industry (with the exception that the Fund may invest more than 25% of its total assets in issuers in the specific sectors listed in the limitation) and (b) whether (in light of the above-described exception to the concentration policy) it would be appropriate to include “Sector Risk” disclosure in the Fund’s prospectus.

RESPONSE: The Acquiring Fund has revised its concentration policy to address the Staff’s comment. In addition, the Acquiring Fund will include “Sector-Focus Risk” disclosure in its prospectus.

6.     COMMENT: With respect to the fee table under “Comparison of Fees and Expenses,” on page 15, please do the following: (1) delete the first column titled “Target Fund (Prospectus Dated May 1, 2008);” (2) re-title the second column “Target Fund (Average Annual Total Expenses as of December 31, 2008);” and (3) utilize actual expenses reflecting contractual expense reimbursements and fee waivers in the last column titled “Acquiring Fund (pro forma).”

RESPONSE: The Fund has revised the comparative fee table to address the Staff’s comments.

7.     COMMENT: Please ensure that all representations in the Proxy Statement as to the total net assets of the Target Fund, including in footnote 2 to the comparative fee table on page 15 and in the capitalization table on page 20, are consistent.

RESPONSE: The Fund has revised the relevant disclosure.

8.     COMMENT: Please state that all documents cited in the last paragraph under “R. Quorum and Required Vote for the Target Fund” on page 25 are available on the SEC’s website.

RESPONSE: The Fund has revised the relevant disclosure.

9.     COMMENT: Please provide a time frame for the Reorganization in the section captioned “R. Quorum and Required Vote for the Target Fund” on page 25.

RESPONSE: The Fund has revised the section to respond to the Staff’s comment.

*     *     *     *     *

     In connection with responding to the Staff’s comments, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Lina Bhatnagar Atlantic Fund Administration, LLC
Elaine Richards U.S. Bankcorp Fund Services, LLC